January 13, 2023

VIA CORRESPONDENCE

Michelle Miller

Mark Brunhofer

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed April 30, 2021

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 29, 2022 File No. 001-38806

Dear Ms. Miller and Mr. Brunhofer:

This letter sets forth the response of Jiayin Group Inc. (the “Company”) to the comments contained in the letter dated January 5, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s November 18, 2022 response and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”).

For ease of review, we have set forth below the numbered comment of the Staff’s letter and the Company’s response thereto. Further, we will include the revisions proposed in our responses to the Staff’s comments in future annual report filings with the Commission, after the Staff’s completion of its review of our responses.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 7

1.

We note your response to prior comment 1 and your revised proposed disclosure that ‘“China” or the “PRC” refers to the People’s Republic of China, including, for the purposes of your annual report only, Hong Kong and Macau, unless referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with laws and regulations of mainland China.’

Although you may not have material business operations in Hong Kong, considering that the transfer of cash between Jiayin Group, Inc. and onshore PRC operations would flow through Geerong (HK) Limited, a Hong Kong LLC, please enhance your disclosures to:

•	Describe any restrictions or limitations of transferring cash out of Hong Kong; and

•	State that if Geerong (HK) Limited is not able to transfer cash out of Hong Kong, you will not be able to fund operations in other regions or have it available to distribute to your investors.

Provide us with your proposed disclosure.

Response: In light of the Staff’s comment, we propose to revise the disclosure on pages 6 and 10–11 of the Form 20-F in future filings as follows (the added disclosure is underlined):

“Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital subscribed by all shareholders or the amount of capital contribution made by all shareholders, as registered with the registration authority. Furthermore, each of our PRC subsidiaries and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and the consolidated VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently does not require any such dividends, loans or advances from our PRC subsidiaries and the consolidated VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and the consolidated VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

For our Hong Kong subsidiary, Geerong (HK) Limited, there are no restrictions or limitations on its ability to transfer cash out of Hong Kong under the laws and regulations of Hong Kong that are in place as of the date of this annual report. However, if Geerong (HK) Limited is not able to transfer cash out of Hong Kong, we will not be able to fund operations in other regions or have it available to distribute to our investors.

As of the date of this annual report, we have not had difficulties in transferring cash between any entities in our consolidated group whether in the form of dividends or payments of intercompany obligations.

…”

*    *     *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at +86 13701697266, or Chunlin Fan, our Chief Financial Officer, at fanchunlin@jiayinfintech.cn or at +86 13661486922, or our U.S. counsel, Steve Lin at steve.lin@kirkland.com or at +8610 5737 9315 (office) or +86 18610495593 (mobile), of Kirkland & Ellis. Thank you.

Very truly yours,

By:	/s/ Dinggui Yan
Name: Dinggui Yan
Title: Chief Executive Officer

cc:	Chunlin Fan, Chief Financial Officer of Jiayin Group Inc.

Steve Lin, Esq., Kirkland & Ellis

Charles Yin, Marcum Bernstein & Pinchuk LLP

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